Exhibit 99.1



Invitation to the
Annual General Meeting of Alcon, Inc.

_____

Tuesday, May 3, 2005, 2:00 p.m. (doors open at 1:00 p.m.)
Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland

Agenda

1. Approval of the 2004 Annual Report and Accounts of Alcon, Inc. and the 2004 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

2. Appropriation of Available Earnings and Proposed Dividend to Shareholders for the Financial Year 2004

3. Discharge of the Members of the Board of Directors

4. Elections to the Board of Directors

5. Election of Group and Parent Company Auditors

6. Election of the Special Auditors

April 5, 2005

Dear Shareholder:

On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders to be held at the Congress Center Metalli, Zug, Switzerland, on Tuesday, May 3, 2005. Various items are proposed for approval at the meeting. The Agenda and related information are set out below.

Your vote is important. If you are a registered holder, please vote now by proxy so that your shares are represented at the meeting. You can vote your shares by marking your choices on the enclosed proxy card, and then signing, dating and mailing it in the enclosed envelope. Using this method, you authorize Alcon, Inc. to vote your shares as you specify on the card. If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than April 27, 2005.

If you are a registered holder, you may also authorize the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Zug, Switzerland, with full rights of substitution, to vote your shares on your behalf. Ms. Hodel's address is: Industriestrasse 13c, CH-6304 Zug, Switzerland. If you authorize the independent representative to vote your shares without giving instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the independent representative will abstain from voting regarding new proposals. Proxy forms authorizing the independent representative to vote shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than April 27, 2005.

Alternatively, if you are a registered holder, you may attend the meeting and vote in person, or you may appoint a proxy of your choice to vote at the meeting for you. The proxy need not be a shareholder. If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. To select one of these options, please complete the attendance portion of the enclosed proxy card and return to the Company in the enclosed envelope, arriving no later than April 27, 2005.

If you are a beneficial owner, you are requested to instruct your broker or custodian as to how to vote your shares using the instruction form provided to you. You may also instruct your broker or custodian to authorize the independent representative to vote your shares. Alternatively, if you wish to vote in person then you need to:

a) obtain a power of attorney from your broker or other custodian that authorizes you to vote the shares held for you by that broker or custodian, and request an admission card using the power of attorney; or
b) become a registered holder no later than April 13, 2005, and request an admission card by that date.

Each holder wishing to attend the meeting in person must present his/her admission card before 1:45 p.m. on May 3, 2005, at one of the control offices at the meeting location for validation. Doors open at 1:00 p.m. **Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy and beneficial owners who have not obtained a power of attorney from their broker or custodian may not attend the meeting in person or send a proxy of their choice to the meeting.**

Please note that shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Very sincerely yours,
Alcon, Inc.

Tim Sear   Elaine Whitbeck, Esq.

Chairman   *Corporate Secretary*
                                                  and General Counsel

Shareholder Information

Stock exchange listings

The shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE) under the symbol "ACL".

Registered offices

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331
Hünenberg, Switzerland
Telephone +41-41 785-8888

Further information

For any additional information about Alcon, Inc., please contact Alcon, Inc., Investor Relations, 6201 South Freeway, Fort Worth, Texas, 76134-2099, U.S.A. Telephone (817) 551-8805, Fax (817) 568-7111, E-Mail investor.relations@alconlabs.com or visit our web site at www.alconinc.com.

Important dates

25th April, 2005
Announcement of first quarter 2005 earnings

3rd May, 2005
Annual General Meeting

9th May, 2005
Record date for payment of dividend

10th - 13th May, 2005
Currency election period

20th May, 2005
Payment of dividend

28th July, 2005
Announcement of second quarter 2005 earnings

20th October, 2005
Announcement of third quarter 2005 earnings

2nd May, 2006
Next Annual General Meeting

Item 1

Approval of the 2004 Annual Report and Accounts of Alcon, Inc. and the
2004 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

A. Proposal

The Board of Directors proposes that the 2004 Annual Report and Accounts of Alcon, Inc. and the 2004 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries be approved.

B. Explanations

The 2004 Annual Report and Accounts of Alcon, Inc., the holding company of the Alcon group of companies, and the 2004 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries are included in the Alcon, Inc. Annual Report that has been distributed to all shareholders of record as of March 24, 2005. Additional copies can be obtained free of charge at the Alcon, Inc. registered office and at the Alcon investor relations address indicated above.

Item 2

Appropriation of Available Earnings and Proposed
Dividend to Shareholders for the Financial Year 2004

A. Proposal

The Board of Directors proposes that Alcon, Inc. earnings be appropriated, and a dividend be paid to shareholders, as follows:

Profit carried forward from the financial year 2003	CHF	927,045,080
Profit for the financial year 2004 as per the income statement	CHF	796,303,399
Allocation to Dividends: **CHF 1.18 per share**	CHF	370,607,024
Balance to be carried forward	CHF	1,352,741,455

B. Explanations

The Board of Directors proposes a dividend of CHF 1.18 (approximately USD 1.00 based on the USD/CHF exchange rate in effect on February 18, 2005) per share for the financial year 2004. The dividend, net of Swiss withholding taxes, will be paid out on May 20, 2005, to all shareholders of record on May 9, 2005. Dividend payments will be made in USD converted at the USD/CHF exchange rate on May 18, 2005, unless shareholders timely elect to receive dividends in CHF. The election period will be from May 10 to May 13, 2005, 4:00 p.m. (EST). Elections must be sent in writing to the following address:

The Bank of New York
Attn: Kerri Shenkin
101 Barclay Street
Floor 11E
New York, NY 10286 USA
Fax number: (212) 815-6979

Elections must be renewed each year.

The CHF 370,607,024 allocated to dividends above includes CHF 10,121,569 representing the net additional dividends that would be payable if all vested option rights were exercised in 2005 prior to the

record date for the dividend payment after giving effect to Alcon, Inc. share repurchases through February 15, 2005. The dividends on those shares for which the option rights are not exercised by the record date for the dividend payment and on any shares acquired by Alcon, Inc. and subsidiaries in 2005 and held in Treasury on the record date will be transferred to retained earnings.

Item 3

Discharge of the Members of the Board of Directors

A. Proposal

The Board of Directors proposes that discharge be granted to the members of the Board of Directors for the financial year 2004.

B. Explanations

Under Swiss statutory law, the Board of Directors may seek discharge from the shareholders upon approval by the shareholders of the annual financial statements. If discharge is granted, the corporation and those shareholders who have voted in favor of discharge cannot assert any claims based on Swiss corporation law for directors' liability with respect to matters then known to the shareholders. The right to assert liability claims still exists, however, with respect to matters not known to the shareholders on the date on which discharge was granted.

Item 4

Elections to the Board of Directors

A. Proposal

The Board of Directors proposes that Thomas G. Plaskett be re-elected to the Board of Directors for a three-year term of office, that Dr. Wolfgang H. Reichenberger be re-elected to the Board of Directors for a three-year term of office and that Cary Rayment be elected to the Board of Directors for a three-year term of office.

B. Explanations

Thomas G. Plaskett. Thomas G. Plaskett joined the Alcon, Inc. Board in May 2003 and has served as Chairman of Fox Run Capital Associates since November 1991. Mr. Plaskett was formerly Chairman and CEO of Pan Am Corporation from January 1988 to October 1991 and President and CEO of Continental Airlines from November 1986 to July 1987. Mr. Plaskett is presiding director of RadioShack Corporation since 1986. Mr. Plaskett is also a member of the board of directors of Novell, Inc., Smart & Final, Inc., ThermoTek, Inc., and Platinum Research, Inc. He has served as Chairman and Director of Allcare Health Management Systems, Inc., a privately held intellectual property company, since 1992.

Dr. Wolfgang H. Reichenberger. Dr. Wolfgang H. Reichenberger joined the Alcon, Inc. Board in March 2002 and has served as General Manager and Executive Vice President, Chief Financial Officer of Nestlé since April 2001. In 1996, Dr. Reichenberger was named President and Managing Director, Nestlé New Zealand Ltd., holding this position until September 1999. Dr. Reichenberger held the positions of President and Representative Director for Nestlé Japan Limited from September 1999 to April 2001. Dr. Reichenberger currently serves as Director and/or Chairman of the Board for several Nestlé affiliates. Dr. Reichenberger is a member of the board of directors of Société Montreux Palace S.A., Swiss-American Chamber of Commerce and Venture Incubator AG. Dr. Reichenberger is also a member of the executive committee, Admission Board, SWX Swiss Exchange and a member of the Swiss Association of Financial Executives.

Cary Rayment. Cary Rayment is proposed to be elected to the Board of Directors as replacement of Timothy R.G. Sear, who is retiring on May 3, 2005. Mr. Sear is a member of the class of directors whose term of office is expiring in 2005. Mr. Rayment is proposed to be elected to the Board of Directors for a three-year term of office.

Mr. Rayment is Chief Executive Officer of Alcon, Inc. His appointment to this position became effective October 1, 2004.

Mr. Rayment formerly served as Senior Vice President, Alcon United States. In this position, he had responsibility for the U.S. Surgical, Pharmaceutical, and Consumer business units, for coordination of Alcon's global marketing efforts. He also served as Area Vice President, Japan.

Mr. Rayment began his career with the Kendall Company in 1974, where he served in a variety of sales and marketing positions. In 1983, he joined CooperVision IOL as Director of Sales and Marketing, and was promoted to Vice President of Marketing.

Mr. Rayment joined Alcon in 1989 (following the acquisition of CooperVision IOL) as Vice President, Marketing, Surgical Products. Since that time, his responsibilities have continued to increase in diversity as well as scope. Cary Rayment served as Vice President and General Manager, Surgical Products 1991-1995; was named Vice President and General Manager, Managed Care in 1996; became Vice President, International Marketing in 1997 (adding responsibility for Alcon Japan in 1998); and returned to the Surgical Division as Vice President and General Manager in 2000. He was made Senior Vice President, US, in 2001.

Mr. Rayment holds a BS in Education from the University of Washington in Seattle, as well as an MBA from the University of Kansas in Lawrence, Kansas. He is a graduate of the Harvard Program for Management Development.

Item 5

Election of Group and Parent Company Auditors

A. Proposal

The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA, Zurich (**KPMG SA**), be re-elected as Group and Parent Company Auditors for a one-year term of office.

B. Explanations

KPMG SA has confirmed its willingness to be reappointed as Group and Parent Company Auditors. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP will also be retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.

KPMG SA has confirmed to the audit committee of the Alcon, Inc. Board of Directors that it possesses the level of independence required to take on this role, and KPMG LLP has further confirmed that it satisfies the requirements in terms of independence imposed by the U.S. Securities and Exchange Commission (SEC).

Item 6

Election of the Special Auditors

A. Proposal

The Board of Directors proposes that Zensor Revisions AG, Zug, be re-elected as Special Auditors for a one-year term of office.

B. Explanations

Article 27 of the Alcon, Inc. Articles of Association allows for appointment of a special auditing firm to be entrusted with the examinations required under applicable law in connection with capital increases. Zensor Revisions AG has confirmed its willingness to be reappointed as special auditors.

Organizational Matters

Admission cards/Voting material

Shareholders who are registered in the share register on **March 24, 2005**, will receive the proxy and admission form (including the voting material) directly from the share registrar of the Company. Beneficial owners of shares will receive an instruction form from their broker or custodian to indicate how they wish their shares to be voted. Beneficial owners who wish to attend the shareholders' meeting in person are requested to obtain a power of attorney from their broker or other custodian that authorizes them to vote the shares held for them by the broker or custodian, and to request an admission card using the power of attorney.

Beneficial owners of shares and shareholders registered in the share register as of **March 24, 2005**, are entitled to vote and may participate in the shareholders' meeting unless they sell their shares before the shareholders' meeting takes place. Each share carries one vote.

Persons who have **acquired** shares after March 24, 2005, but on or before **April 13, 2005,** will receive the proxy and admission form (including the voting material) shortly before the meeting. Shareholders who have acquired shares after that date may not attend the annual general meeting of Alcon, Inc. Shareholders who have **sold** their shares before the meeting date are not entitled to vote or participate in the meeting.

Granting of powers of attorney

Registered shareholders who are unable to participate in the shareholders' meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder. Ms. Andrea Hodel, Attorney-at-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, is also available as an independent representative, with full rights of substitution, in the sense of article 689c of the Swiss Code of Obligations.

The power of attorney on the application form has to be filled in accordingly, signed and returned to the address indicated below or to the independent representative arriving at the latest on April 27, 2005. Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.

Alcon, Inc.
c/o The Bank of New York
P.O. Box 11281
New York, NY 10203-0281

Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy may not attend the meeting in person or send a proxy of their choice to the meeting.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the corporate proxy holder and independent representative will vote according to the proposals of the Board of Directors. If new proposals (other than those on the agenda) are being put forth before the meeting, the corporate proxy holder will vote in accordance with the position of the Board of Directors and the independent representative will abstain from voting regarding new proposals. Shareholders who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder.

Beneficial owners who have not obtained a power of attorney from their broker or custodian are not entitled to attend or participate in the meeting.

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than May 3, 2005, 1:00 p.m. at the admission office.

Admission office

The admission office opens on the day of the shareholders' meeting at 1:00 p.m. Shareholders are kindly asked to present their admission cards at the entrance.

April 5, 2005